October 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa Raminpour

Re: Callaway Golf Company

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

Form 10-Q for the Quarterly Period Ended June 30, 2019

Filed August 9, 2019

Form 8-K

Filed on August 8, 2019

File No. 001-10962

Dear Ms. Raminpour:

This letter is in response to the comment letter, dated September 20, 2019, of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Callaway Golf Company (the “Company”). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 3. Revenue Recognition, page 14

1.

We note that your disclosure of disaggregated revenue in Note 3 is limited to golf clubs, golf balls, apparel, and gear, accessories and other. We also note that in the Form 10-K for the year ended December 31, 2018 you disclosed revenue disaggregated into the following categories: woods, irons, putters, golf balls, and gear accessories and other. Please explain to us why you no longer believe you should disaggregate the revenue related to the golf clubs category (i.e. woods, irons, and putters). Please consider the guidance in ASC 606-10-55-90 and 55-91 in your response to us.

We respectfully acknowledge the Staff’s comment. As a result of the Company’s acquisition of the outdoor apparel company, Jack Wolfskin, in January 2019, combined with the continuing growth of the Company’s other branded Apparel, Gear and Other business (collectively, the “soft goods business”), the Company’s soft goods business has grown from 27% of the total business in 2018 to an estimated 45% for full year 2019. Therefore, in the first quarter of 2019, the Company reevaluated and changed the way it manages and operates its global business. To better align with these operational and management changes, the Company also changed its internal reporting to aggregate all golf club sales as one major product line and created a new reportable product line for apparel. As such, in accordance with ASC 606-10-55-90, the Company updated its external reporting (including SEC filings, earnings releases and investor presentations) to disclose disaggregated revenue for golf clubs, golf balls, apparel and gear and other which is consistent with the change in operating segments discussed below.

Note 18. Segment Information, page 34

2.

We note your disclosure that due to the January 2019 acquisition of Jack Wolfskin, combined with the continued growth of TravisMathew and OGIO branded soft goods, and the anticipated significant future growth in the soft goods business, you reassessed your operating segments and evaluated your global business platform, and as a result changed the composition of your reportable segments on the basis of golf equipment and soft goods products. With such assessment you now have two reportable operating segments, namely the Golf Equipment operating segment and the Apparel, Gear and Other operating segment. We note the Golf Equipment segment now consists of golf clubs and golf balls. Given that golf balls was previously its own operating and reportable segment and represented in excess of 10% of both net sales and pre-tax income in prior periods, as well as the six months ended June 30, 2019, please tell us and disclose if you have aggregated the previous operating segments of golf clubs and golf balls into one new reportable segment, and explain the basis thereof for aggregation. Your response should address the requirements of ASC 280-10-50-11 and 50-12(a) and (b). If you do not currently consider golf balls to be a separate operating segment, please explain to us why not using the criteria in ASC 280-10-50-1.

We respectfully acknowledge the Staff’s comment. The Company previously reported its golf club and golf ball businesses as two separate operating segments, which reflected the way management operated and managed the business at that time. However, as a result of the Company’s recent acquisitions, the Company has transformed from a golf equipment manufacturer to a premium golf equipment and active lifestyle company. For 2019, the Company’s Golf Equipment business is expected to represent approximately 55% of the total business and the soft goods business is expected to represent approximately 45% of the total business.

As part of this transformation, the Company has changed its operational and management structure to oversee the Company’s golf club and golf ball operations as one combined Golf Equipment business. The Company has structured its management teams to oversee the design, sales, marketing and operations of the Company’s golf club and golf ball operations as one single Golf Equipment business with a separate management team to oversee its soft goods business. For example, the Company has an Executive Vice President (“EVP”) who is responsible for the global Golf Equipment business. This EVP reports directly to the Company’s Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer. To better support management under this new structure, the Company has updated its budgeting process and changed its internal reporting to aid in decision making about resources to be allocated to the Golf Equipment and soft goods businesses and assess performance. The Company in turn reassessed the composition of its external reportable operating segments and the Company believes that its Golf Equipment business, which includes the operations of both its golf club and golf ball products, represents one operating segment under ASC 280-10-50-1.

 Form 8-K furnished on August 8, 2019

 Exhibit 99.1 Earnings Release, page 1

3.

We note that the table reconciling net income to adjusted EBITDA for the 2019 trailing twelve months and 2018 trailing twelve months, appears to have two different amounts titled “Adjusted EBITDA.” To avoid confusion, please revise so that these differing amounts do not both have the title “Adjusted EBITDA.”

We respectfully acknowledge the Staff’s comment. Set forth below is the revised table, and in future filings, the Company will only have one line item labeled “Adjusted EBITDA.”

	2019 Trailing Twelve Month Adjusted EBITDA					2018 Trailing Twelve Month Adjusted EBITDA
	Quarter Ended					Quarter Ended
	September 30,	December 31,	March 31,	June 30,		September 30,	December 31,	March 31,	June 30,
	2018	2018	2019	2019	Total	2017	2017	2018	2018	Total
Net income (loss)	$9,517	$(28,499)	$48,647	$28,931	$58,596	$3,060	$(19,386)	$62,855	$60,867	$107,396
Interest expense, net	1,056	704	9,639	10,260	21,659	642	2,004	1,528	1,661	5,835
Income tax provision (benefit)	1,335	(9,783)	9,556	7,208	8,316	1,486	(4,354)	17,219	17,247	31,598
Depreciation and amortization expense	4,996	5,186	7,977	9,022	27,181	4,309	4,799	4,737	5,029	18,874
Non-cash stock compensation expense	3,511	3,555	3,435	3,530	14,031	4,181	3,064	2,999	3,465	13,709
Acquisitions & other non-recurring costs, before taxes	1,521	(2,269)	13,986	6,939	20,177	3,377	1,677	-	-	5,054

Adjusted EBITDA	$21,936	$(31,106)	$93,240	$65,890	$149,960	$17,055	$(12,196)	$89,338	$88,269	$182,466

4.

We note that your earnings release discloses guidance for full year 2019 non-GAAP net sales, earnings per share, Adjusted EBITDA, gross margin, and operating expenses and guidance for Q3 2019 for net sales, earnings per share, and Adjusted EBITDA. Please note that each of these amounts should be reconciled to the comparable GAAP measures. In this regard, we note the tables at the end of the release appear to disclose certain non-GAAP adjustments, however these tables are not considered reconciliations of the GAAP amounts to non-GAAP measures. If you can not provide these reconciliations without unreasonable efforts, please revise to disclose that fact. Please revise accordingly. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

We respectfully acknowledge the Staff’s comment. Attached hereto as Exhibit A is a template form of the table that the Company will use going forward to reconcile the non-GAAP guidance to the comparable GAAP measures. In future filings, the Company will use the applicable line items of this template form to provide the reconciliation of the non-GAAP guidance to the comparable GAAP measures, unless such reconciliation cannot be provided without unreasonable efforts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If we cannot provide the reconciliation without unreasonable efforts, the Company will disclose that fact.

5.

We note that your Supplemental Financial Information and Non-GAAP Reconciliation tables for both the three months and six months ended June 30, 2019 and 2018, appear to present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please be advised it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Please revise and reconcile without presenting a full non-GAAP income statement or tell us why you believe your current disclosure is appropriate. See Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations updated on April 4, 2018. Additionally, please explain to us and revise to more clearly disclose the nature of the adjustments in the column titled “Non-Cash Purchase Accounting Adjustments.”

We respectfully acknowledge the Staff’s comment. In future filings, the Company will refrain from presenting a full non-GAAP income statement when reconciling non-GAAP measures to the comparable GAAP measures and will only present the line items that are affected. As an example, please see the attached revised non-GAAP reconciliation for the six months ended June 30, 2019 attached hereto as Exhibit B. The nature of the adjustments in the column titled “Non-Cash Purchase Accounting Adjustments” include the amortization of intangible assets related to the OGIO and TravisMathew acquisitions as well as the amortization of intangible assets and the inventory step-up related to the Jack Wolfskin acquisition. In future filings, we will more clearly describe the nature of any such adjustments.

6.

We note that at the top of your earnings release, non-GAAP fully diluted earnings per share and Adjusted EBITDA are presented with more prominence than the most comparable GAAP measures. Please revise to disclose the most directly comparable GAAP measure prior to disclosure of a non-GAAP measure, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

We respectfully acknowledge the Staff’s comment. In future filings, the Company will present the comparable GAAP measures prior to the non-GAAP measures. As an example, the second and third bullet points on page 1 of the August 8, 2019 earnings release that relate to non-GAAP fully diluted earnings per share and Adjusted EBITDA would be revised as follows:

•

On a GAAP basis, second quarter 2019 earnings per share decreased to $0.30 compared to $0.63 in the second quarter of 2018. The second quarter 2019 non-GAAP fully diluted earnings per share was $0.37, a 41% decrease compared to $0.63 in the second quarter of 2018.

•

On a GAAP basis, net income for the second quarter of 2019 was $28.9 million compared to $60.9 million for the second quarter of 2018. The second quarter 2019 Adjusted EBITDA was $66 million, a 25% decrease compared to $88 million in the second quarter of 2018.

Please contact the undersigned at (760) 930-5891 or Sarah Kim, Vice President, General Counsel & Corporate Secretary, at (760) 804-4368 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas
Chief Accounting Officer

Exhibit A

Non-GAAP Reconciliation Template

	GAAP	Non-Cash Purchase Accounting Adjustments[2]	Acquisition & Other Non- Recurring Expenses[3]	Non-GAAP
Gross Margin	-	-	-	-

Operating Expenses	-	-	-	-

Net Income	-	-	-	-

EPS	-	-	-	-

Adjusted EBITDA[1]	-	-	-	-

1Adjusted EBITDA excludes from the Net Income number above interest expense, taxes, depreciation & amortization and non-cash stock compensation expense.

2[Detailed description to be provided].

3[Detailed description to be provided].

Exhibit B

Supplemental Financial Information and Non-GAAP Reconciliation

	Six Months Ended June 30,
	2019				2018
	GAAP	Non-Cash Purchase Accounting Adjustments[1]	Acquisition & Other Non- Recurring Expenses[2]	Non- GAAP	GAAP	Non-Cash Purchase Accounting Adjustments[1]	Non- GAAP
Gross Profit	$445	($11)	$0	$456	$393	$0	$393

Operating Expenses	$330	$2	$6	$322	$233	$1	$232

Other Expense, net	($21)	$0	($4)	($17)	($2)	$0	($2)

Income tax provision (benefit)	$17	($3)	($2)	$22	$34	$0	$34

Net Income attributable to Callaway Golf Company	$78	($10)	($8)	$96	$124	$0	$124

EPS	$0.81	($0.10)	($0.08)	$0.99	$1.28	$0.00	$1.28

1Represents the amortization of intangible assets related to the Company’s OGIO and TravisMathew acquisitions as well as the amortization of intangible assets and the cost impact associated with a change in valuation of inventory (inventory step-up) related to the Company’s Jack Wolfskin acquisition.

2Represents non-recurring transaction costs, including banker’s fees, legal fees, consulting and travel, and transition costs, including consulting, audit fees and valuations services, associated with the acquisition of Jack Wolfskin, as well as other non-recurring advisory fees.